                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


            Information to Be Included in Statements Filed Pursuant
    To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (AMENDMENT NO.  )*


                        ValueVision International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92047K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Nancy E. Barton, Esq., General Electric Capital Corporation,
        260 Long Ridge Road, Stamford, Connecticut 06927 (203) 357-4000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 15, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP NO. 92047K107

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GE CAPITAL EQUITY INVESTMENTS, INC.      06-1468495
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                              -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                        3,939.500
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                              -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                        3,939,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,939.500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 92047K107

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NATIONAL BROADCASTING COMPANY, INC.          14-1682529
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                  -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            3,939,500
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                  -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            3,939,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,939,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 92047K107
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GENERAL ELECTRIC CAPITAL CORPORATION                     13-1500700
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,939,300
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,939,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 92047K107
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GENERAL ELECTRIC CAPITAL SERVICES, INC.       06-1109503
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                     Disclaimed (see 11 below)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    Disclaimed (see 11 below)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial Ownership of all Shares disclaimed by General Electric Capital Services, Inc.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 92047K107
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GENERAL ELECTRIC COMPANY                      14-0689340
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    Disclaimed (see 11 below)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    Disclaimed (see 11 below)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial Ownership of all Shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not Applicable (see 11 above)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 92047K107
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NATIONAL BROADCASTING COMPANY HOLDING, INC.        13-3448662
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    Disclaimed (see 11 below)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    Disclaimed (see 11 below)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Beneficial Ownership of all Shares discalimed by National Broadcasting Company Holding, Inc.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Not Applicable (see 11 below)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP 92047K107




Item 1.  Security and Issuer.

         The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, par value $.01 per share ("Common Stock"), of ValueVision International, Inc., a Minnesota corporation (the "Company"). The address of the Company's principal executive offices is 6740 Shady Oak Road, Eden Prairie, Minnesota 55344-3433.

ITEM 2.  Identity and Background.

         This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, National Broadcasting Company, Inc. ("NBC"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), National Broadcasting Company Holding, Inc ("NBC Holding") and General Electric Company ("GE"). GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; NBC is a wholly-owned subsidiary of NBC Holding and GECS and NBC Holding are wholly-owned subsidiaries of GE. GECEI, NBC, GE Capital, GECS, NBC Holding and GE are referred to herein collectively as the "Reporting Persons". An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         GECEI is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations. GE Capital is a New York corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. NBC Holding is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC Holding is a holding company which owns all the common stock of NBC. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE Capital, GECS, GE and NBC Holding are set forth on Schedules A, B, C, D, E and F attached hereto, respectively.

         Except as set forth on Schedule G hereto, during the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order

CUSIP 92047K107


enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         On March 8, 1999, the Company and GECEI entered into an Investment Agreement, as amended by the First Amendment and Agreement dated as of April 15, 1999 (as so amended, the "Investment Agreement"), which provides for, among other things, (i) the issuance and sale to GECEI of 5,339,500 shares of Series A Redeemable Convertible Preferred Stock of the Company (the "Preferred Stock") and (ii) the issuance to GECEI, pursuant to a warrant, of up to that number of shares of Common Stock that result in GECEI (and its affiliates) beneficially owning 39.9% of the outstanding Common Stock (the "Investment Warrant"), in each case subject to the terms and conditions therein. The aggregate purchase price for the 5,339,500 shares of Preferred Stock and the Investment Warrant is $44,265,000 in cash. In addition, on March 8, 1999, the Company and NBC entered into a Distribution and Marketing Agreement (the "Distribution Agreement"), which provides for, among other things (i) the issuance to NBC of a warrant to purchase up to 1,450,000 shares of Common Stock (the "Distributor Warrant") and
(ii) the issuance to NBC, from time to time and subject to the satisfaction of certain performance targets, of warrants to purchase shares of Common Stock (the "Performance Warrants" and, together with the Investment Warrant and the Distributor Warrant, the "Warrants"). A copy of (a) the Investment Agreement (including the amendment thereto) is attached hereto as Exhibit 2, (b) the Distribution Agreement is attached hereto as Exhibit 3, (c) the Investment Warrant is attached hereto as Exhibit 4, (d) the Distributor Warrant is attached hereto as Exhibit 5 and (e) the Form of Performance Warrant is attached hereto as Exhibit 6.

         On April 15, 1999, the Company issued (i) to GECEI, 3,739,500 shares of the Preferred Stock (the "Initial Preferred Shares") for cash consideration totaling $31,000,836.69 and (ii) to NBC, the Distributor Warrant. The issuance of the remaining 1,600,000 shares of the Preferred Stock (the "Additional Preferred Shares" and, together with the Initial Preferred Shares, the "Preferred Shares") for cash consideration totaling $13,264,163.31 is subject to the approval by a majority of the total votes cast on the proposed issuance of the Additional Preferred Shares by the Company's shareholders (the "Company Shareholders Approval"). The source of funds used to purchase the Initial Preferred Shares and the Investment Warrant was the working capital of GECEI. In the event that the Company Shareholders Approval is obtained, GECEI expects to obtain the necessary funds to purchase the Additional Preferred Shares from the working capital of GECEI.

CUSIP 92047K107

         The powers, designations, preferences and rights of the Preferred Stock are governed by a Certificate of Designation, filed with the Secretary of State of the State of Minnesota on April 15, 1999, a copy of which is attached hereto as Exhibit 7 (the "Certificate"). Pursuant to the terms of the Certificate, the Preferred Stock ranks prior, both as to payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, to all of the Company's now existing or thereafter issued Common Stock and all of the Company's now existing or thereafter issued Junior Stock. In the event that the Company declares and pays any dividend on the Common Stock while any shares of Preferred Stock are outstanding, dividends will be paid on the outstanding shares of Preferred Stock on the same basis as if such Preferred Stock had been converted to Common Stock prior to the date fixed for determination of the holders of Common Stock entitled to such dividend. The Preferred Stock must be redeemed by the Company ten years after the date of issuance of the Preferred Stock (the "Preferred Stock Issue Date") in cash at a redemption price per share equal to $8.288 (the "Stated Value"), plus an amount in cash equal to all declared and unpaid dividends, if any. The Preferred Stock will also be redeemable at the option of the holder(s) thereof upon a Change of Control (as defined in the Certificate) of the Company, at a redemption price per share equal to 100% of the Stated Value plus declared and unpaid dividends, if any, thereon outstanding to the redemption date. Subject to adjustment pursuant to customary anti-dilution provisions, each full share of Preferred Stock will be convertible at the option of the holder thereof, at any time (including upon a change of control) from the Preferred Stock Issue Date until the close of business on the tenth business day prior to any date fixed for redemption of such shares, into a number of fully paid and nonassessable shares of Common Stock equal to the Stated Value of each full share of Preferred Stock to be converted divided by a conversion price (the "Conversion Price"), which initially will be $8.29. This description of the Certificate is only a summary thereof and is qualified in its entirety by reference to the Certificate, a copy of which is attached hereto as Exhibit 7. Capitalized terms used in this paragraph and not otherwise defined shall have the meanings ascribed to them in the Certificate.

         The Investment Warrant, when exercised, will entitle the holder thereof to receive (i) up to that number of shares that result in the Restricted Parties (as defined in the Shareholder Agreement (as defined below)) at each time the Investment Warrant is exercised, Beneficially Owning 39.9% of the then Adjusted Outstanding Common Stock minus (ii) the aggregate number of shares of Common Stock directly or indirectly sold, transferred or otherwise disposed of by all Restricted Parties (excluding any such sale, transfer or other disposition to any other Restricted Party) prior to and including the date of exercise. The Investment Warrant will be exercisable at any time and from time to time from and after the closing relating to the Additional Preferred Shares (the "Issue Date"). Unless exercised, the Investment Warrant will automatically expire on the fifth anniversary of the Issue Date. The price per share (the "Exercise Price") at which Warrant Shares may be purchased upon the exercise of the Investment Warrant will be (i) if the Warrantholder elects to purchase Warrant Shares prior to the second anniversary of the Issue Date, equal to the greater of (x) the average of the closing prices of a share of Common Stock for the 45 consecutive trading days ending on the trading day immediately prior to the day on which the Election to Exercise is delivered and (y) the average of the closing prices of a share of

CUSIP 92047K107



Common Stock for the 150 consecutive trading days ending on the trading day immediately prior to the day on which the Election to Exercise is delivered, in each case subject to adjustment (the "Warrant Market Price"), but in no case less than $12.00 (as reduced by the excess of the fair market value of the aggregate amount of dividends and other distributions declared per share of Common Stock over the aggregate Regular Dividends after the Issue Date and having a record date prior to the date of exercise); or (ii) if the Warrantholder elects to purchase Warrant Shares on or after the second anniversary of the Issue Date, equal to the greater of (1) the Warrant Market Price and (2) $15.00 (as reduced by the excess of the fair market value of the aggregate amount of dividends and other distributions declared per share of Common Stock over the aggregate Regular Dividends after the Issue Date and having a record date prior to the date of exercise). The Investment Warrant is not exercisable unless and until the Company Shareholders Approval is obtained. In the event that the Company Shareholders Approval is not obtained, the Investment Warrant will not be exercisable for any shares of Common Stock. This description of the Investment Warrant is only a summary thereof and is qualified in its entirety by reference to the Investment Warrant, a copy of which is attached hereto as Exhibit 4. Capitalized terms used in this paragraph and not otherwise defined shall have the meanings ascribed to them in the Investment Warrant.

         The Distributor Warrant vested with respect to 200,000 shares of Common Stock on April 22, 1999 (the "Issue Date"). The Investment Warrant will vest with respect to the remaining 1,250,000 shares of Common Stock issuable thereunder, in equal cumulative annual installments of 125,000 shares on each anniversary of the Issue Date over the ten year term of the Distributor Warrant. Any unvested portion of the Distributor Warrant will immediately vest and become fully exercisable in the event of a Change in Control as defined in the Distributor Warrant of the Company. Each vested installment will be exercisable, in whole or in part, by NBC (or any affiliate of NBC) for a period of five years from the date of vesting of such installment. The Distributor Warrant will be exercisable at a price per share equal to $8.288, subject to customary anti-dilution adjustments. This description of the Distributor Warrant is only a summary thereof and is qualified in its entirety by reference to the Distributor Warrant, a copy of which is attached hereto as Exhibit 5. Capitalized terms used in this paragraph and not otherwise defined shall have the meanings ascribed to them in the Distributor Warrant.

ITEM 4.  Purpose of Transaction.

         GECEI and NBC (together, the "Investors") acquired the Preferred Shares, the Investment Warrant and the Distributor Warrant in order to obtain a substantial equity position in the Company. In addition, the Investors have acquired certain rights and obligations with respect to the Company which are contained in various related agreements that were entered into in connection with this transaction, all of which are described in Item 6 below, filed as exhibits hereto (as indicated in Item 6 below) and incorporated by reference herein.

         In particular, the Shareholder Agreement, dated as of April 15, 1999 (the "Shareholder Agreement"), among the Company, GECEI and NBC, sets forth terms pertaining to, among other things, the Investors' (and certain of their affiliates') restrictions on acquisition and disposition of the Company's

CUSIP 92047K107


securities, voting provisions with respect to the Company's voting securities and board and committee representation rights, all as more fully described in
Item 6 below. As described in Item 3 above, pursuant to the terms of the Investment Agreement, if the Company Shareholders Approval is obtained the Investors intend to purchase the 1,600,000 Additional Preferred Shares for cash consideration totaling $13,264,163.31. Subject to the terms of the Shareholder Agreement, the Investors may seek to acquire additional shares of Common Stock through exercise of the Warrants. In addition, subject to the terms of the Shareholder Agreement, while it is not the Investors' present intention to do so, the Investors may seek to (a) acquire additional shares of Common Stock or other securities of the Company through open market purchases, privately negotiated transactions, a public tender offer, a merger, reorganization or comparable transaction or otherwise or (b) acquire a material amount of the assets of the Company. Alternatively, while it is not the Investors' present intention to do so and the Shareholder Agreement restricts the ability of the Investors to do so, the Investors may dispose of some or all of its interest in the securities of the Company held by them or acquired pursuant to the exercise of the Warrants, in the open market, in privately negotiated transactions with third parties, through a public offering upon exercise of the registration rights outlined in Item 6, or otherwise, depending on the course of action the Investors pursue, market conditions and other factors. Although the foregoing represents the range or activities that may be taken by the Investors with respect to the Company, the possible activities of the Investors are subject to change at any time. All such activities would be performed in compliance with all applicable laws and regulations.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of April 15, 1999, none of the Reporting Persons owned any shares of Common Stock of the Company. The Initial Preferred Shares are currently convertible into an aggregate of 3,739,500 shares of Common Stock and the Distributor Warrant is currently exercisable for 200,000 shares of Common Stock. Accordingly, as of the date hereof GECEI and NBC, and GE Capital, by virtue of its ownership of all the Common Stock of GECEI, may be deemed to, have joint beneficial ownership of 3,939,500 shares of Common Stock (which 3,939,500 shares of Common Stock does not include (i) the 1,250,000 additional shares of Common Stock subject to the Distributor Warrant for which the Distributor Warrant is not yet exercisable, (ii) the 1,600,000 shares of Common Stock that will be issuable upon conversion of the Additional Preferred Shares if the Company Shareholders Approval is obtained and the Additional Preferred Shares are issued or (iii) any shares of Common Stock which will become issuable upon exercise of the Investment Warrant if the Company Shareholders Approval is obtained), representing approximately 15.1% of the outstanding shares of Common Stock (based on the number of shares outstanding as of January 31, 1999 as reported in the Company's Form 10-K for the fiscal year ended January 31, 1999, and assuming the issuance of 3,739,500 shares of Common Stock upon conversion of the Initial Preferred Shares and the exercise of the Distributor Warrant with respect to 200,000 shares of Common Stock.

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Company.

CUSIP 92047K107

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 6, GECEI and NBC have entered into an oral arrangement with respect to the voting and disposition of the Preferred Shares (and the Common Stock issuable upon the conversion thereof) and the Initial Distributor Warrants (and the Common Stock issuable upon the exercise thereof). Pursuant to the terms of such arrangement, GECEI and NBC, and GE Capital, by virtue of its ownership of all the Common Stock of GECEI, may be deemed to, have shared voting and dispositive power with respect to the Initial Preferred Shares and the Distributor Warrant, which are convertible or exercisable, as the case may be, for up to 5,189,500 shares of Common Stock in the aggregate. The voting rights with respect to the Preferred Stock is described in Item 6.

         Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock or other securities of the Company which they may be deemed to beneficially own.

         (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of the Company during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

         Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GE Capital, GECS or GE is the "beneficial owner" of any shares of Common Stock or other securities of the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The response to Item 3 hereof is incorporated herein by reference.

         In addition to the terms of the Certificate, the Investment Warrant and the Distributor Warrant described in Item 3 above, GECEI, NBC and the Company have entered into the documents described below. The description of each document below is only a summary of such document and is qualified in its entirety by reference to such document, which is attached hereto as an exhibit. Capitalized terms used in each such description and not otherwise defined shall have the meanings ascribed to them in described document.

         (a) Investment Agreement, dated as of March 8, 1999, as amended by the First Amendment and Agreement, among GECEI and the Company, which is attached hereto as Exhibit 2.

         General. The Investment Agreement provides for the Company to sell the Investor 5,339,500 shares of Preferred Stock for a cash purchase price of

CUSIP 92047K107


$44,265,000 and for the Company to issue the Investor the Investment Warrant to purchase, from time to time, up to that number of shares of Common Stock that would result in the Investor (and its affiliates) beneficially owning 39.9% of the outstanding shares of Common Stock, in each case subject to the terms and conditions set forth in the Investment Agreement.

         The Closing Date; the Company Shareholders Approval. The Investment Agreement (as amended) provides for the closing of the sale, purchase and issuance of the Preferred Stock and the Investment Warrant to take place in two parts: (i) with respect to the issuance of the Initial Preferred Shares and the Investment Warrant, the closing took place on April 15, 1999 (the "First Closing Date") and (ii) with respect to the issuance of the Additional Preferred Shares that are subject to receipt of the Company Shareholders Approval, the closing will take place within three business days following receipt of the Company Shareholders Approval thereof and the satisfaction of certain other customary conditions, unless otherwise agreed to by the parties (the "Second Closing Date" and together with the First Closing Date, the "Closing Date"). If the Company Shareholders Approval is not obtained then (A) the Additional Preferred Shares will not be purchased by GECEI, (B) the Investment Warrant will not be exercisable for any shares of Common Stock and (C) NBC will have the option to terminate the Distribution Agreement (and, if NBC terminates the Distribution Agreement, the Distributor Warrant will be canceled).

         Representations and Warranties. The Investment Agreement contains various representations and warranties of the Company to GECEI and from GECEI to the Company.

         Conduct of Business Pending Closing. The Company has agreed that, except with the prior written consent of GECEI and except as contemplated by the Investment Agreement, the Distribution Agreement, the Certificate, Warrants, the Shareholder Agreement dated April 15, 1999 among GECEI, NBC and the Company (the "Shareholder Agreement") and the Registration Rights Agreement dated April 15, 1999 among GECEI, NBC and the Company (the "Registration Rights Agreement") (collectively, the "Transaction Documents"), prior to the vote of the Company's shareholders with respect to the proposed issuance of the Additional Preferred Shares and the issuance of Common Stock pursuant to the exercise of the Investment Warrant (the "Shareholder Vote"), the Company will, and will cause its subsidiaries to, operate their respective businesses only in the usual, regular and ordinary manner, on a basis consistent with past practice and, to the extent consistent with such operation, will, and will cause its subsidiaries to, use its reasonable efforts to preserve its present business organization intact, keep available the services of its present employees, preserve its present business relationships and maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the Company's businesses.

         Subject to the following paragraph, the Company has further agreed that, until the Shareholder Vote, except as contemplated by the Transaction Documents, among other things, it will not: (i) amend its, or any of its material subsidiaries, articles of incorporation or bylaws; (ii) issue, purchase or redeem, or authorize or propose the issuance, purchase or redemption of, or declare or pay any dividend with respect to, any shares of capital stock of the Company or any class of securities convertible into, or rights, warrants or options to

CUSIP 92047K107


acquire, any such shares or other convertible securities; (iii) take any action that would be prohibited by Section 3.4(a) of the Shareholder Agreement; (iv) form any joint venture, acquire or dispose of any business or of any assets or acquire or dispose of any minority investment in any Person, in each case other than in the ordinary course consistent with past practices; (v) enter into any transaction involving the merger, consolidation or sale of all or substantially all of the assets of the Company or any of its material subsidiaries other than a merger, consolidation or sale solely involving the Company and its subsidiaries; (vi) file any voluntary petition for bankruptcy or receivership or fail to oppose any other person's petition for bankruptcy or action to appoint a receiver of the Company or any of its material subsidiaries; or (vii) authorize any of, or commit or agree to take any of, the foregoing actions.

         The foregoing covenants are subject, in certain cases, to specified exceptions and qualifications, including without limitation, those exceptions that are disclosed to GECEI in the written schedules delivered by the Company to GECEI pursuant to the Investment Agreement.

         Restrictions on Solicitation. The Investment Agreement limits the Company's ability, prior to the Shareholder Vote, to solicit, initiate, encourage or knowingly facilitate any Material Transaction Proposal (as defined below) or participate in any discussions or negotiations regarding any Material Transaction Proposal; provided that, in response to an unsolicited bona fide Takeover Proposal (as defined below) the Company may, to the extent the Board makes a good faith determination on the advice of outside legal counsel that such action is required to comply with their fiduciary duties under applicable law, (A) furnish information with respect to the Company and its subsidiaries to the Person making the Takeover Proposal and discuss such information with such Person and its representatives and (B) participate in negotiations regarding the Takeover Proposal. The Company must promptly notify GECEI of any request for information or of any Material Transaction Proposal, the material terms and conditions of such request or Material Transaction Proposal and the identity of the Person making such request or Material Transaction Proposal and must keep GECEI fully informed on a current basis of the status and details of any such request or Material Transaction Proposal.

         The Investment Agreement provides that, prior to the Shareholder Vote, the Board will not (i) approve or recommend or propose publicly to approve or recommend any Material Transaction Proposal, (ii) cause or agree to cause the Company or any of its subsidiaries to enter into any agreement relating to a Material Transaction Proposal or (iii) withdraw or modify, in a manner adverse to GECEI, the approval or recommendation of the Board for the transactions contemplated by the Transaction Documents (collectively, the "Transaction"). Notwithstanding the foregoing, if the Board receives a Takeover Proposal without having violated the conditions set forth in the paragraph above, the Board may, to the extent it makes a good faith determination on the advice of outside legal counsel that such action is required to comply with their fiduciary duties under applicable law, take any action specified in clauses (i) or (ii) above with respect to such Takeover Proposal, but in each case only after five days after receipt by GECEI of written notice from the Company advising GECEI that the Board has resolved to take such action.

CUSIP 92047K107



         As used in the Investment Agreement, "Material Transaction Proposal" means any inquiry, proposal or offer from any Person relating to (i) the direct or indirect acquisition or purchase of 5% or more of the assets (based on the fair market value thereof) of the Company and its subsidiaries, taken as a whole, or of 5% or more of any class of equity securities of the Company or any of its subsidiaries or any tender offer or exchange offer (including by the Company or its subsidiaries) that if consummated would result in any person beneficially owning 5% or more of any class of equity securities of the Company or any of its subsidiaries, or (ii) any merger, consolidation, combination, sale of all or substantially all of the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries other than the transactions contemplated by the Investment Agreement.

         As used in the Investment Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any Person relating to (A) any of the matters set forth in clause (i) of the definition of Material Transaction Proposal but replacing "5%" with "50%" each place "5%" is used in such definition, (B) a sale of all or substantially all of the assets of the Company and its subsidiaries or
(C) a merger or consolidation of the Company as a result of which the Company's shareholders immediately prior to such transaction would not beneficially own immediately after such transaction 50% or more of the resulting or surviving entity (or the parent entity).

         Additional Covenants of the Parties. The Investment Agreement also contains certain additional covenants of the parties including covenants relating to, among other things, (i) subject to adherence by GECEI to existing confidentiality agreements, access by GECEI to, among other things, the Company's officers, employees, properties, offices, plants and other facilities, and all financial, operating and other data and information of the Company; (ii) the convening by the Company of a meeting of holders of its capital stock for the purpose of considering and taking actions to approve the Proposals; (iii) the cooperation of the parties in connection with the release of any information concerning the Investment Agreement or the other Transaction Documents or the matters contemplated therein; (iv) the parties use of their respective reasonable commercial efforts to take all actions and promptly do or cause to be done all things necessary, proper or advisable to consummate the Transaction and to obtain the permits, consents, authorizations, orders and approvals of, and filings and registrations required under any Federal or state law, rule or regulation for or in connection with the execution and delivery of Transaction Documents and the consummation by the parties hereto of the transactions contemplated therein; (v) the preparation and filing by the Company and GECEI of notifications under the HSR Act in connection with the Transaction; and (vi) the reservation of shares of Common Stock issuable upon conversion of the Preferred Stock and the exercise of the Investment Warrant.

Second Closing Conditions.

         GECEI Closing Conditions. The obligation of GECEI to purchase the Additional Preferred Shares is subject to Company Shareholders Approval and the satisfaction or waiver, at or prior to the Second Closing Date, of each of the following conditions: (i) the representations and warranties of the Company contained in the Investment Agreement and the other Transaction Documents will be

CUSIP 92047K107


true and correct in all material respects on and as of the date of the Investment Agreement or the other Transaction Documents, as the case may be, and on and as of the Second Closing Date, except (x) to the extent any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects on and as of such specified date and (y) where the inaccuracy of such representation or warranty constitutes an Excluded Breach (as defined in the Investment Agreement); (ii) the Company will have performed in all material respects all obligations, agreements, undertakings, covenants and conditions required by the Investment Agreement and the other Transaction Documents to be performed by it at or prior to the Second Closing Date; (iii) there is not in effect any order, decree or injunction which enjoins or prohibits consummation of the Transaction and no action, suit, investigation, arbitration or administrative or governmental proceeding by any Governmental Entity as defined in the Investment Agreement is pending which seeks to restrain, prohibit or invalidate the Transaction; (iv) all permits, consents, authorizations, orders, and approvals of, and filings and registrations required under any federal or state law, rule or regulation for or in connection with the execution and delivery of the Investment Agreement and the other Transaction Documents and consummation of the Transaction will have been obtained or made and all statutory waiting periods thereunder in respect thereof will have expired, except where the failure to obtain or submit would not have a Material Adverse Effect (as defined in the Investment Agreement); (v) GECEI will have received from the Company a certificate, dated the Second Closing Date, signed by the Chief Executive Officer of the Company or its Chief Financial Officer, certifying that the foregoing conditions (i), (ii) and (iii) have been satisfied.

         Company Closing Conditions. The obligation of the Company to sell the Additional Preferred Shares is subject to the receipt of the Company Shareholders Approval, satisfaction or waiver, at or prior to the Second Closing Date, of the each of the following conditions: (i) the representations and warranties of GECEI contained in the Investment Agreement and the other Transaction Documents will be true and correct in all material respects on and as of the date of the Investment Agreement or the other Transaction Documents, as the case may be, and on and as of the Second Closing Date, except to the extent any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct in all material respects on and as of such specified date; (ii) GECEI will have performed in all material respects all obligations, agreements, undertakings, covenants and conditions required by the Investment Agreement and the other Transaction Documents to be performed by it at or prior to the Second Closing Date; (iii) there is not in effect any order, decree or injunction which enjoins or prohibits consummation of the Transaction and no action, suit, investigation, arbitration or administrative or governmental proceeding by any Governmental Entity is pending which seeks to restrain, prohibit or invalidate the Transaction; (iv) all permits, consents, authorizations, orders, and approvals of, and filings and registrations required under any federal or state law, rule or regulation for or in connection with the execution and delivery of the Investment Agreement and the other Transaction Documents and consummation of the Transaction will have been obtained or made and all statutory waiting periods thereunder in respect thereof will have expired, except where the failure to obtain or submit would not have a Material Adverse Effect; and (v) the Company will have received from GECEI a certificate, dated the Second Closing

CUSIP 92047K107


Date, in form and substance reasonably satisfactory to the Company to the effect that the foregoing conditions (i), (ii) and (iii) have been satisfied.

         (b) Distribution Agreement, dated as of March 8, 1999, between NBC and the Company, which is attached hereto as Exhibit 5.

         General. The Distribution Agreement provides that NBC will have the exclusive right to negotiate on behalf of the Company for the distribution of its home shopping television program service and any of the Company's successor home shopping or transactional television program service(s) ("VVTV") to multichannel video programming distributors (each, a "Distributor") throughout the United States. NBC will also provide promotion and affiliate marketing services to the Company in connection with the distribution and carriage of VVTV (collectively, the "Services"). In consideration of the Services provided by NBC, the Company issued the Distributor Warrant (the terms of which are described in Item 3) to NBC on April 15 and will pay NBC an annual cash fee for each year during the Term (as defined below). As more fully described below, the Company will be required to issue NBC the Performance Distributor Warrants to purchase additional shares of Common Stock in the event NBC meets certain performance targets set forth in the Distribution Agreement, based upon the number of full time equivalent subscribers ("FTE Subscribers") provided by NBC. The Distribution Agreement is for a term of 10 years (the "Term"), with performance of the Services by NBC commencing on April 22, 1999 (the "Commencement Date").

         Performance Distributor Warrants. NBC has agreed to seek to deliver an additional 10 million FTE Subscribers to the Company over the first 42 months of the Term (the "Aggregate Performance Target"). Assuming certain performance milestones are met above the Aggregate Performance Target, the Company will issue Performance Distributor Warrants to NBC. Each Performance Distributor Warrant will be exercisable at a price per share equal to the closing price of Common Stock on the Nasdaq National Market on the trading day immediately preceding the date NBC secures a written commitment for additional FTE Subscribers. Each Performance Distributor Warrant will vest in equal cumulative annual installments on the execution date of the written commitment and each anniversary thereof throughout the base or initial term of the written commitment; provided, however, that any unvested portion of the Performance Distributor Warrant will immediately vest and become fully exercisable in the event of a "change in control of the Company." Each vested installment will be exercisable, in whole or in part, by NBC (or any affiliate of NBC) for a period of five years from the date of vesting of such installment.

         The number of shares of Common Stock issuable under a Performance Distributor Warrant will equal (i) the product of the number of FTE Subscribers to be added as a result of such written commitment multiplied by .80, divided by
(ii) the present value of such Performance Distributor Warrant on the date of execution of such written commitment determined using the Black-Scholes pricing model, using reasonably and customary assumptions taking into account the market price of the Common Stock at the time of issuance, the term of the Performance Distributor Warrant and a measurement of expected volatility that is reasonable under the circumstances, multiplied by (iii) the quotient, expressed as a decimal, of the number of years in the term of such written commitment divided by 10, but not to exceed 1.0.

CUSIP 92047K107

Termination Rights.

         Company Right to Terminate. The Company will have the right to terminate the Distribution Agreement at any time during the 90 day period immediately following the twenty-fourth, thirty-sixth and forty-second full calendar month anniversary of the Commencement Date, in each case if certain performance targets are not met by NBC thereunder. If terminated by the Company in such circumstances, the unvested portion of the Distributor Warrant will expire. In addition, the Company will be entitled to a $2.5 million payment from NBC if the Company terminates the Distribution Agreement as a result of NBC's failure to meet the 24 month performance target.

         The right of the Company to terminate the Distribution Agreement as a result of NBC's failure to achieve any of the performance targets will terminate and be of no further force or effect at such time that NBC reaches the Aggregate Performance Target.

         NBC Right to Terminate. NBC will have the right to terminate the Distribution Agreement under certain circumstances, including, but not limited to, (i) in the event that Shareholder Approval (as defined in the Investment Agreement) is not obtained on or prior to August 31, 1999; (ii) if, prior to the Shareholder Vote, the Company or the Board receives notice of a Material Transaction, Takeover Transaction or a Third Party Tender Offer (as such terms are defined in the Shareholder Agreement); (iii) in the event that (x) NBC declines to give its consent to a Restricted Promotional Transaction, (y) the Company enters into a Restricted Promotional Transaction (as defined in the Distribution Agreement) at any time after the first anniversary of the date of the Distribution Agreement, or (z) the Company enters into a transaction which will result in a "change in control"; or (iv) in the reasonable judgment of NBC, there has occurred a diminution in the quality of VVTV programming sufficient to have an adverse effect on NBC's ability to distribute VVTV or the Company fails to comply with the NBC Standards (as defined in the Distribution Agreement).

         Mutual Rights to Terminate. The Company or NBC will have the right to terminate the Distribution Agreement under certain circumstances, including, (i) if the Company or NBC fails to pay any amount payable to the other under the terms of the Distribution Agreement within 30 days of receipt by the other party of written notice of such failure; (ii) in the event the Company or NBC materially breaches any representation, warranty or covenant under the Distribution Agreement and such breach remains uncured for a period of 30 days following; (iii) in the event either party commences a voluntary case or proceeding, consents to the entry of an order for relief against it for relief in an involuntary case or proceeding or consents to the appointment of a custodian for it or for all or substantially all of its property, makes a general assignment for the benefit of creditors or admits in writing its inability to pay debts generally as they become due; or (iv) in the event a court enters an order or decree (which remains unstayed and in effect for at least 60 days) under any bankruptcy law for all or substantially all of the assets or order the liquidation of the assets of the Company or NBC.

CUSIP 92047K107


         (c) Shareholder Agreement, dated April 15, 1999, among GECEI, NBC and the Company, which is attached hereto as Exhibit 8.

         Corporate Governance. Under the terms of the Shareholder Agreement (and the Certificate), the Company has agreed to expand the size of its Board to seven directors and appoint to the Board two individuals designated by GECEI. GECEI Designees are subject to the reasonable approval of a majority of the members of the Board and will continue to serve as directors until the next election of directors.

         If the Company Shareholders Approval is obtained, GECEI will be entitled to designate two individuals to be nominated to the Board so long as the Restricted Parties (as defined in the Shareholder Agreement) continue to beneficially own at least 50% of the number of shares of Common Stock owned by the Investors on the date hereof. In the event the Restricted Parties' beneficial ownership falls below such 50% threshold, GECEI will have the right to designate one individual to the Board, so long as the Restricted Parties continue to beneficially own at least 10% of the Adjusted Outstanding Common Stock. As long as GECEI is entitled to designate two persons for nomination as directors, the current Investor may assign the right to designate one of such nominees to any other Restricted Party (such that two Restricted Parties each have the right to designate one nominee).

         If the Company Shareholders Approval is not obtained, GECEI will have the right, so long as the Restricted Parties beneficially own at least 75% of the Common Stock held by the Investors on the date hereof, to designate two individuals to the Board. In the event GECEI's beneficial ownership falls below such 75% threshold, GECEI will have the right to designate one individual to the Board, so long as the Restricted Parties continue to beneficially own at least 50% of the Common Stock held by the Investors on the date hereof.

         As long as a majority of the outstanding shares of Preferred Stock are owned by the Restricted Parties and GECEI is otherwise entitled to designate nominee(s) for election as director(s) of the Company, the Designee(s) (as defined in the Shareholder's Agreement) will be elected to the Board by the holders of the Preferred Stock voting separately as a class, as provided in the Certificate. If the Restricted Parties no longer own a majority of the outstanding shares of Preferred Stock (or if no shares of Preferred Stock are outstanding) but GECEI is otherwise entitled to designate nominee(s) for election as director(s) pursuant to the Shareholder Agreement, the Company must nominate each Designee for election as part of the management slate that is included in its proxy statement and must provide the same support for the election of such Designee as it provides to other persons standing for election as part of the management slate.

         In addition, for so long as GECEI has the right to designate nominee(s) for election as director(s) and the Company has otherwise complied with the terms of Section 2.1 of the Shareholder Agreement, the Restricted Parties will vote in each shareholder vote for the election of the Company's directors all of their voting stock (other than shares of Preferred Stock that vote for directors as a separate class from the Common Stock and other than Common Stock issued pursuant to the conversion of Preferred Stock) as follows: (i) if there is no bona fide proxy contest for the election of directors, in favor of the management

CUSIP 92047K107


slate that is included in the Company's proxy statement; or (ii) if there is a bona fide proxy contest for the election of directors, at the election of each Restricted Party either (x) in favor of the management slate that is included in such proxy statement or (y) in the same proportion as all votes cast by Disinterested Shareholders (as defined in the Shareholder Agreement).

         For so long as the Restricted Parties own a majority of outstanding Preferred Stock and the Designees are entitled to be elected to the Board of Directors by the holders of the Preferred Stock voting separately as a class pursuant to Section VII(b) of the Certificate, any shares of Common Stock owned by the Restricted Parties that were issued pursuant to the conversion of shares of Preferred Stock (but no other shares of Common Stock owned by the Restricted Parties) will not be voted by the Restricted Parties in any shareholder vote for the election of directors of the Company.

         Board Committees. As long as GECEI has the right to designate at least one nominee to the Board, unless otherwise agreed to by GECEI, (i) each of the Audit Committee and Compensation Committee of the Board must contain at least one Designee and (ii) each other committee of the Board must contain a number of Designees (to the extent available) rounded up to the nearest whole number, equal to the total number of directors on such committee multiplied by the percentage of the entire Board who are Designees.

Certain Agreements.

         Transactions with NBC Restricted Persons. The Company has agreed that, without the prior written consent of GECEI and except as may be expressly permitted by the Shareholder Agreement, it and its subsidiaries will not: (i) issue or sell to any NBC Restricted Person (as defined below) or authorize or propose the issuance or sale to any NBC Restricted Person of, any capital stock, partnership or limited liability company interests or other equity securities of the Company or any of its subsidiaries, or any options, warrants or other rights to acquire any of the foregoing; (ii) form, enter into or join any partnership or joint venture with, sell or dispose of any business or assets (other than inventory and any other assets disposed of in the ordinary course consistent with past practice) to, or make any investment in any NBC Restricted Person;
(iii) enter into any transaction involving the incurrence of indebtedness (other than in the ordinary course consistent with past practice) involving any NBC Restricted Person; (iv) authorize, enter into or approve any Material Transaction (as defined in the Shareholder Agreement) with any NBC Restricted Person or enter into any discussions or negotiations relating to any inquiry, proposal or offer relating thereto; (v) enter into any joint marketing or co-branding arrangement with any NBC Restricted Person, license or otherwise grant to any NBC Restricted Person the right to utilize any trademark, tradename or brand of the Company or any of its subsidiaries or grant to any NBC Restricted Person any rights to have a branded presence on any of the Company's or its subsidiaries' media or rights to cross-promote home shopping transactions; or (vi) authorize or commit or agree to take any of the foregoing actions.

         As used in the Shareholder Agreement, "NBC Restricted Person" means any one of the following entities: CBS Corporation, Fox Entertainment Group, Inc., The Walt Disney Company, Time Warner, Inc., Paxson Communications Corporation, Viacom,

CUSIP 92047K107


Inc., Yahoo!, Inc. ("Yahoo"), American Online, Inc. ("AOL"), Excite,
Inc. ("Excite"), Lycos, Inc. ("Lycos"), Infoseek Corporation ("Infoseek") or Microsoft Corporation ("Microsoft").

         The foregoing provisions will terminate at such time as GECEI is no longer entitled to designate at least one person to be nominated for election to the Board under the terms of the Shareholder Agreement. In addition, such provisions will terminate with respect to Yahoo, AOL, Excite, Lycos, Infoseek and Microsoft (the "Carve-out Entities") in the event that (i) NBC or any of its subsidiaries or affiliates enters into a significant transaction with any Carve-out Entity (the "Relevant Entity") that precludes NBC and its subsidiaries from entering into a significant transaction with any one of the other Carve-out Entities and (ii) during the period ending six months after the occurrence of an event specified in clause (i), neither the Company nor any of its subsidiaries has entered into an agreement providing for a significant transaction with the Relevant Entity or its affiliate.

         Certain Other Transactions. The Company has also agreed that, for so long as GECEI is entitled to designate two persons to be nominated for election to the Board, it and its subsidiaries will not, without the prior written consent of the Investor, (i) issue or sell, or authorize or propose the issuance or sale, of any capital stock of the Company or any options, warrants or other rights to acquire capital stock of the Company, other than in the limited circumstances set forth in the Shareholder Agreement; (ii) declare or pay any dividends or distributions to holders of Common Stock in any fiscal quarter exceeding in the aggregate of 5% of the market capitalization of the Company as of the first day of such fiscal quarter, or repurchase or redeem any Common Stock except in the limited circumstances set forth in the Shareholder Agreement; (iii) enter into or effect any single or related series of acquisitions of businesses or assets or investments therein, other than certain money market instruments and trade receivables, pursuant to which the fair market value of the aggregate purchase price paid, or investment made, by the Company and its subsidiaries exceeds the greater of (a) $35 million, or (b) 10% of the market capitalization of the Company at the time the Company or its subsidiaries enter into an agreement to effect such sale, lease or other deposition; (iv) enter into or effect any single or related series of sales, leases or other dispositions of assets having a fair market value in excess of the greater of (x) $35 million or (y) 10% of the Market Capitalization (as defined in the Shareholder Agreement) of the Company at the time the Company or its subsidiaries enter into an agreement to effect such sale, lease or other disposition; (v) incur indebtedness for borrowed money that would cause the Company's consolidated indebtedness to exceed the greater of (1) $40 million and
(2) an amount equal to 30% of the Company's "total capitalization;" (vi) issue any series or class of capital stock having voting rights that are disproportionate relating to its economic interest or having a separate class vote on any Takeover Transaction (as defined in the Shareholder Agreement);
(vii) directly or indirectly enter into any business in which the Company and/or its subsidiaries and/or affiliates are not engaged in on the date of the Shareholder Agreement, except for those businesses which are ancillary, complementary or reasonably related thereto; (viii) amend its articles of incorporation so as to adversely affect the Restricted Parties or (ix) authorize or commit or agree to take any of the foregoing actions.

CUSIP 92047K107


         Other Agreements. Pursuant to the Shareholder Agreement, so long as GECEI has the right to name at least one nominee to the Board, the Company will provide it with certain monthly, quarterly and annual financial reports and budgets. In addition, the Company has agreed not to take actions which would cause the Company to be in breach of or default under any of its material contracts (or otherwise require a consent thereunder) as a result of acquisitions of the Common Stock by the Investor or any of its affiliates. The Company also is prohibited from taking any action that would cause any ownership interest of certain FCC regulated entities from being attributable to GECEI, NBC or their affiliates.

         No Reinstatement of Rights. The Investor and the Company have agreed that to the extent the Restricted Parties fail to satisfy any ownership threshold set forth in the Shareholder Agreement such that any rights of the Investor under the Agreement and/or obligations of the Company under the Agreement terminate, such terminated rights and/or obligations will not be reinstated if the Restricted Parties thereafter satisfy such ownership threshold.

         Standstill Provisions. The Shareholder Agreement provides that, during the Standstill Period (as defined in the Shareholder Agreement) and with certain limited exceptions, the Restricted Parties will be prohibited from, unless specifically requested to do so in writing in advance by the Board, doing any of the following: (i) making any asset/business purchases from the Company in excess of 10% of the total fair market value of the Company's assets; (ii) increasing their beneficial ownership above 39.9% of the Company's outstanding shares of Common Stock (except under limited circumstances); (iii) making or in any way participating in any solicitation of proxies (except under limited circumstances); (iv) depositing any securities of the Company or any of its subsidiaries in a voting trust; (v) forming, joining, or in any way becoming a member of a 13D Group (as defined in the Shareholder Agreement) with respect to any voting securities or assets of the Company or any of its subsidiaries; (vi) arranging any financing for, or providing any financing commitment specifically for, the purchase of any voting securities of the Company or any of its subsidiaries; and (vii) otherwise acting, whether alone or in concert with others, to seek to propose to the Company any tender or exchange offer, merger, business combination, restructuring, liquidation, recapitalization or similar transaction involving the Company or any of its subsidiaries, or nominating any person as a director of the Company who is not nominated by the then incumbent directors, or proposing any matter to be voted upon by the Company's shareholders. If during the Standstill Period any inquiry has been made regarding a Takeover Transaction or "change in control" which has not been rejected by the Board, or the Board pursues such a transaction, or engages in negotiations or provides information to a third party with respect to such a transaction and the Board has not resolved to terminate such discussions, then the Restricted Parties may propose to the Company a tender offer or business combination proposal.

         In addition, unless the Restricted Parties beneficially own less than 5% or more than 90% of the Adjusted Outstanding Common Stock, the Restricted Parties may not sell, transfer or otherwise dispose of any of the Preferred Stock, the Warrants or shares of Common Stock beneficially owned by such persons except for transfers: (i) to certain affiliates who agree to be bound by the provisions of the Shareholder Agreement; (ii) which have been consented to by the

CUSIP 92047K107


Company; (iii) pursuant to a Third Party Tender Offer; provided that no shares of Common Stock may be transferred pursuant to this clause (iii) to the extent such shares were acquired upon exercise of the Investment Warrant on or after the date of commencement of such Third Party Tender Offer or the public announcement by the offeror thereof or that such offeror intends to commence such Third Party Tender Offer; (iv) pursuant to a merger, consolidation or reorganization to which the Company is a party, (v) in a bona fide public distribution or bona fide underwritten public offering; (vi) pursuant to Rule 144 of the Securities Act or (vii) in a private sale or pursuant to Rule 144A of the Securities Act; provided that, in the case of any transfer pursuant to clause (v) or (vii), such transfer does not result in, to the knowledge of the transferor after reasonable inquiry, any other person acquiring, after giving effect to such transfer, beneficial ownership, individually or in the aggregate with such person's affiliates, of more than 10% of the Adjusted Outstanding Common Stock.

         The Standstill Period will terminate (subject to reinstatement under certain circumstances) on the earliest to occur of (i) the 10 year anniversary of the Shareholder Agreement; (ii) the entering into by the Company of an agreement that would result in a "change in control" (subject to reinstatement);
(iii) an actual "change in control"; (iv) a Third Party Tender Offer (subject to reinstatement) and (v) six months after the Investor can no longer designate any nominees to the Board. Following the expiration of the Standstill Period pursuant to clause (i) or (v) above (indefinitely in the case of clause (i) and two years in the case of clause (v)), the Restricted Parties' beneficial ownership position may not exceed 39.9% of the Adjusted Outstanding Common Stock, except pursuant to issuance or exercise of any warrants or pursuant to a Purchaser Tender Offer.

         (d) Registration Rights Agreement, dated as of April 15, 1999, among GECEI, NBC and the Company (the "Registration Rights Agreement"), attached hereto as Exhibit 9.

         Under the Registration Rights Agreement, GECEI and each other person who becomes a Holder of Registrable Securities as defined therein will have certain demand and "piggyback" registration rights. For purposes of this summary, the term "Holder" is deemed to include GECEI.

         Demand Registration Rights. Under the terms of the Registration Rights Agreement, Holders may make, in the aggregate, four demands for registration (each, a "Demand Registration"). The Company is not obligated to effect a Demand Registration unless (i) the Holder requesting the Demand Registration is seeking to include Registrable Securities with a market value of at least $5,000,000 as of the close of the business day immediately preceding the date written notice of the demand (the "Demand Notice") is given to the Company and (ii) the Demand Notice is given at least six months after the effective date of the immediately preceding Demand Registration or, if later, the date on which a Demand Registration is terminated in its entirety prior to the effective date of the applicable registration statement.

         If a Holder makes a Demand Registration, the Company must provide written notice thereof to all other Holders, if any, and must, subject to the following sentence, include in such registration all Registrable Securities for which the Company receives written requests for inclusion therein within 10

CUSIP 92047K107


business days after the Company's notice is received by such Holders. If the managing underwriter of an Underwritten Offering (as defined in the Registration Rights Agreement) to which such Demand Registration relates advises such Holders that the total amount of Registrable Securities that they intend to include in the Demand Registration will, in the aggregate, materially and adversely affect the success of the offering, then the number of Registrable Securities to be included in the Demand Registration will, if necessary, be reduced. If the number of Registrable Securities is reduced, the Registrable Securities of the Holder initiating the Demand Registration will receive priority in the Underwritten Offering to the full extent of the Registrable Securities such Holder desires to sell. The remaining allocation available for sale will be allocated pro rata among the other Holders on the basis of the amount of Registrable Securities requested to be included therein by each such Holder.

         Under the terms of the Registration Rights Agreement, the Company will have the right to defer requests for Demand Registrations for a period not to exceed 90 days if the Company determines, in the good faith exercise of the business judgment of the Board, that such registration and offering could materially interfere with a bona fide business or financial transaction of the Company or would require disclosure of information, the premature disclosure of which could materially and adversely affect the Company.

         Piggyback Registration Rights. Holders are also entitled to unlimited "piggyback" registration rights to include their Registrable Securities, subject to certain limitations, in certain registrations initiated by the Company for its own account, or otherwise. The Company must give Holders written notice at least 30 days prior to the anticipated filing relating to any such proposed offering and must offer Holders the opportunity to include in the offering the amount of Registrable Securities as each Holder may request (a "Piggyback Registration"). The Company must cause the managing underwriter of a proposed Underwritten Offering to include in each such offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, subject to the advice of the managing underwriter that the total amount of securities that such Holders and the Company propose to include in the offering will materially and adversely affect the success of the offering. Under such advisement, the Company will include in the registration
(i) first, 100% of the Common Stock of the person or entity who requests such registration, if any, (ii) second, 100% of the Common Stock the Company proposes to sell and (iii) third, the number of Registrable Securities requested to be included in such registration which, with the advice of the managing underwriter, can be sold without having the adverse effect referred to above, such amount to be allocated pro rata among all requesting Holders on the basis of the relative number of Registrable Securities then held by each Holder.

         The Registration Rights Agreement contains customary indemnification and contribution provisions relating to the exercise by the Holders of their registration rights thereunder.

         (e) Other Agreements

                  GECEI and NBC have entered into an oral arrangement with respect to the Preferred Shares (including the Initial Preferred Shares), the Distributor

CUSIP 92047K107


Warrant, the Investment Warrant, the Bonus Distributor Warrants and any shares of Common Stock that may be issued upon the conversion or exercise of any of the foregoing (collectively, the "Company Securities"). Pursuant to the arrangement, GECEI and NBC have agreed to jointly exercise the power to vote and dispose of all Company Securities.

         An agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments thereto is attached hereto as Exhibit 1.

         Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Company.

ITEM 7.  Material to Be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among GE Capital Equity Investments, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc., General Electric Company, National Broadcasting Company, Inc. and National Broadcasting Company Holding, Inc, dated April 26, 1999.

Exhibit 2 Investment Agreement, dated as of March 8, 1999, between GE Capital Equity Investments, Inc. and ValueVision International Inc. and First Amendment and Agreement, dated as of April 15, 1999, between GE Capital Equity Investments Inc. and ValueVision International, Inc.

Exhibit 3 Distribution and Marketing Agreement, dated as of March 8, 1999, between National Broadcasting Company, Inc. and ValueVision International, Inc.

Exhibit 4 Investment Warrant of ValueVision International, Inc., dated as of April 15, 1999, pursuant to the Investment Agreement,

Exhibit 5 Distributor Warrant of ValueVision International, Inc., dated as of April 15, 1999, pursuant to the Distribution and Marketing Agreement

Exhibit 6 Form of Performance Distributor Warrant of ValueVision International, Inc., pursuant to the Distribution and Marketing Agreement

Exhibit 7 Certificate of Designation for Series A Redeemable Convertible Preferred Stock of ValueVision International, Inc., filed and dated as of April 15, 1999

Exhibit 8 Shareholder Agreement, dated as of April 15, 1999, among GE Capital Equity Investments, Inc., National Broadcasting Company and ValueVision International, Inc.

Exhibit 9 Registration Rights Agreement, dated as of April 15, 1999, among GE Capital Equity Investments, Inc., National Broadcasting Company and ValueVision International, Inc.

CUSIP 92047K107




Exhibit 10 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric Company.

Exhibit 11 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric Capital Services, Inc.

CUSIP 92047K107





                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       GE CAPITAL EQUITY INVESTMENTS, INC.

                                       By: /s/ Michael E. Pralle
                                          --------------------------------------
                                          Name:  Michael E. Pralle
                                          Title: President



                                       GENERAL ELECTRIC CAPITAL CORPORATION

                                       By: /s/ Michael E. Pralle
                                          --------------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Vice President



                                       GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                       By: /s/ Michael E. Pralle
                                          --------------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Attorney-in-fact



                                       GENERAL ELECTRIC COMPANY

                                       By: /s/ Michael E. Pralle
                                          --------------------------------------
                                          Name:  Michael E. Pralle
                                          Title: Attorney-in-fact

                                     NATIONAL BROADCASTING COMPANY, INC.

                                     By: /s/ Mark Begor
                                        ----------------------------------------
                                        Name:  Mark Begor
                                        Title: Executive Vice President



                                     NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                     By: /s/ Mark Begor
                                        ----------------------------------------
                                        Name:  Mark Begor
                                        Title: Treasurer



Dated:  April 26, 1999

CUSIP 92047K107


                           SCHEDULE A TO SCHEDULE 13D

                  Filed by GE Capital Equity Investments, Inc.

                       GE Capital Equity Investments, Inc.
                        Directors and Executive Officers



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------
Directors

Michael E. Pralle                     GE Capital Equity Investments, Inc.             President, Chairman of the Board
                                      120 Long Ridge Road
                                      Stamford, CT  06927
Officers

Michael E. Pralle                     GE Capital Equity Investments, Inc.             President, Chairman of the Board
                                      120 Long Ridge Road
                                      Stamford, CT  06927

Jonathan K. Sprole                    GE Capital Equity Investments, Inc.             Senior Vice President,
                                      120 Long Ridge Road                             General Counsel & Secretary
                                      Stamford, CT  06927

Paul Licursi                          GE Capital Equity Investments, Inc.             Vice President-Finance & Treasurer
                                      120 Long Ridge Road
                                      Stamford, CT  06927

Joseph Swezey                         GE Capital Equity Investments, Inc.             Vice President-Controller
                                      120 Long Ridge Road
                                      Stamford, CT  06927

Barbara J. Gould                      GE Capital Equity Investments, Inc.             Senior Vice President, Associate General
                                      120 Long Ridge Road                             Counsel and Assistant Secretary
                                      Stamford, CT  06927

CUSIP _______________





Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------
Peter J. Muniz                        GE Capital Equity Investments, Inc.             Vice President, Associate General Counsel and
                                      120 Long Ridge Road                             Assistant Secretary
                                      Stamford, CT  06927

Bryant Cohen                          GE Capital Equity Investments, Inc.             Vice President-Taxes
                                      120 Long Ridge Road
                                      Stamford, CT  06927


Each person listed above is a citizen of the United States of America.

CUSIP _______________



                           SCHEDULE B TO SCHEDULE 13D

                  Filed by National Broadcasting Company, Inc.

                       National Broadcasting Company, Inc.
                        Directors and Executive Officers




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------

Directors

S.S. Cathcart                         222 Wisconsin Avenue                            Retired Chairman, Illinois
                                      Suite 103                                       Tool Works
                                      Lake Forest, IL  60045

Andrea Jung                           Avon Products, Inc.                             President and Chief Operating Officer, Avon
                                      1345 Avenue of the Americas                     Products, Inc.
                                      New York, NY  10105

G.G. Michelson                        Federated Department Stores                     Former Member of the Board of Directors,
                                      151 West 34th Street                            Federated Department Stores
                                      New York, NY  10001

E.F. Murphy                           General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company
                                      Fairfield, CT 06431

S. Nunn                               King & Spalding                                 Partner, King & Spalding
                                      191 Peachtree Street, N.E.
                                      Atlanta, GA 30303

J.D. Opie                             General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company
                                      Fairfield, CT  06431

R.S. Penske                           Penske Corporation                              Chairman of the Board and President, Penske
                                      13400 Outer Drive, West                         Corporation
                                      Detroit, MI  48239-4001

F.H.T. Rhodes                         Cornell University                              President Emeritus, Cornell University
                                      3104 Snee Building
                                      Ithaca, NY  14853

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------

A.C. Sigler                           Champion International Corporation              Retired Chairman of the Board and CEO and
                                      1 Champion Plaza                                former Director, Champion International
                                      Stamford, CT  06921                             Corporation

D.A. Warner III                       J.P. Morgan & Co., Inc. and Morgan Guaranty     Chairman of the Board, President, and Chief
                                      Trust Co.                                       Executive Officer, J.P. Morgan & Co.
                                      60 Wall Street                                  Incorporated and Morgan Guaranty Trust Company
                                      New York, NY  10260

J.F. Welch, Jr.                       General Electric Company                        Chairman of the Board and Chief Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company
                                      Fairfield, CT  06431

Executive Officers

John F. Welch Jr.                     National Broadcasting Company, Inc.             Chairman
                                      3135 Easton Turnpike
                                      Fairfield, CT  06431

Robert C. Wright                      National Broadcasting Company, Inc.             Chief Executive Officer & President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Mark Begor                            National Broadcasting Company, Inc.             Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

William Bolster                       CNBC, Inc.                                      Executive Vice President
                                      2200 Fletcher Avenue
                                      Fort Lee, NJ 07024

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------

Richard Cotton                        National Broadcasting Company, Inc.             Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Duncan Ebersol                        National Broadcasting Company, Inc.             Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Randel A. Falco                       National Broadcasting Company, Inc.             Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Andrew Lack                           National Broadcasting Company, Inc.             Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Donald Ohlmeyer                       National Broadcasting Company, Inc.             Executive Vice President
                                      3000 West Alameda Ave.
                                      Burbank, CA 91523

Thomas Rogers                         National Broadcasting Company, Inc.             Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Scott Sassa                           National Broadcasting Company, Inc.             Executive Vice President
                                      3000 West Alameda Ave.
                                      Burbank, CA 91523

Edward Scanlon                        National Broadcasting Company, Inc.             Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------



Patrick Wallace                       National Broadcasting Company, Inc.             Executive Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Kassie Canter                         National Broadcasting Company, Inc.             Senior Vice President
                                      30 Rockefeller Plaza
                                      New York, NY 10112


Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

CUSIP _______________


                           SCHEDULE C TO SCHEDULE 13D


                  Filed by General Electric Capital Corporation

                      General Electric Capital Corporation
                        Directors and Executive Officers



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------

Directors

Nigel D.T. Andrews                    General Electric Capital Corporation            Executive Vice President, General Electric
                                      260 Long Ridge Road                             Capital Corporation
                                      Stamford, CT  06927

Nancy E. Barton                       General Electric Capital Corporation            Senior Vice President, General Counsel and
                                      260 Long Ridge Road                             Secretary, General Electric Capital
                                      Stamford, CT  06927                             Corporation

James R. Bunt                         General Electric Company                        Vice President and Treasurer, General
                                      3135 Easton Turnpike                            Electric Company
                                      Fairfield, CT  06431

David M. Cote                         General Electric Appliances                     President and Chief Executive Officer,
                                      Appliance Park                                  General Electric Appliances
                                      Louisville, KY 40225

Dennis D. Dammerman                   General Electric Company                        Vice Chairman and Executive Officer, General
                                      3135 Easton Turnpike                            Electric Company; Chairman and Chief
                                      Fairfield, CT  06431                            Executive Officer, General Electric Capital
                                                                                      Services, Inc.

Benjamin W. Heineman Jr.              General Electric Company                        Senior Vice President, General Counsel and
                                      3135 Easton Turnpike                            Secretary, General Electric Company
                                      Fairfield, CT  06431

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------

Jeffrey R. Immelt                     General Electric Medical Systems                President and Chief Executive Officer,
                                      3000 N. Grandview Boulevard                     General Electric Medical Systems
                                      Waukesha, WI 53188

W. James McNerney, Jr.                GE Aircraft Engines                             President and Chief Executive Officer, GE
                                      One Neumann Way                                 Aircraft Engines
                                      Cincinnati, OH 45215-6301

John H. Myers                         GE Investment Corporation                       Chairman and President, GE Investment
                                      3003 Summer Street                              Corporation
                                      Stamford, CT 06904

Robert L. Nardelli                    General Electric Company                        President and Chief Executive Officer, GE
                                      One River Road                                  Power Systems
                                      Schenectady, NY  12345

Denis J. Nayden                       General Electric Capital Corporation            President and Chief Executive Officer,
                                      260 Long Ridge Road                             General Electric Capital Corporation
                                      Stamford, CT  06927

Michael A. Neal                       General Electric Capital Corporation            Executive Vice President, General Electric
                                      260 Long Ridge Road                             Capital Corporation
                                      Stamford, CT  06927

James A. Parke                        General Electric Capital Corporation            Executive Vice President and Chief Financial
                                      260 Long Ridge Road                             Officer, General Electric Capital Corporation
                                      Stamford, CT  06927

John M. Samuels                       General Electric Company                        Vice President and Senior Counsel, Corporate
                                      3135 Easton Turnpike                            Taxes, General Electric Company
                                      Fairfield, CT  06431

CUSIP _______________



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------

Keith S. Sherin                       General Electric Company                        Senior Vice President - Finance and Chief
                                      3135 Easton Turnpike                            Financial Officer, General Electric Company
                                      Fairfield, CT  06431

Edward D. Stewart                     General Electric Capital Corporation            Executive Vice President, General Electric
                                      1600 Summer Street                              Capital Corporation
                                      Stamford, CT  06927

John F. Welch, Jr.                    General Electric Company                        Chairman and Chief Executive Officer, General
                                      3135 Easton Turnpike                            Electric Company
                                      Fairfield, CT  06431

Executive Officers

Denis J. Nayden                       General Electric Capital Corporation            President and Chief Executive Officer
                                      260 Long Ridge Road
                                      Stamford, CT  06927

Nigel D. T. Andrews                   General Electric Capital Corporation            Executive Vice President
                                      260 Long Ridge Road
                                      Stamford, CT  06927

Michael A. Neal                       General Electric Capital Corporation            Executive Vice President
                                      260 Long Ridge Road
                                      Stamford, CT  06927

Edward D. Stewart                     General Electric Capital Corporation            Executive Vice President
                                      1600 Summer Street
                                      Stamford, CT  06905

CUSIP _______________



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------

James A. Parke                        General Electric Capital Corporation            Executive Vice President and Chief Financial
                                      260 Long Ridge Road                             Officer
                                      Stamford, CT  06927

Nancy E. Barton                       General Electric Capital Corporation            Senior Vice President, General Counsel and
                                      260 Long Ridge Road                             Secretary
                                      Stamford, CT  06927

James A. Colica                       General Electric Capital Corporation            Senior Vice President, Global Risk Management
                                      260 Long Ridge Road
                                      Stamford, CT  06927

Richard D'Avino                       General Electric Capital Corporation            Senior Vice President,
                                      777 Long Ridge Road                             Taxes
                                      Stamford, CT 06927


Michael D. Fraizer                    General Electric Capital Corporation            Senior Vice President, Insurance/Investment
                                      6604 West Broad Street                          Products
                                      Taylor Building
                                      Richmond, VA 23230

Robert L. Lewis                       General Electric Capital Corporation            Senior Vice President, Structured Finance
                                      120 Long Ridge Road                             Group
                                      Stamford, CT  06927

Lawrence J. Toole                     General Electric Capital Corporation            Senior Vice President, Human Resources
                                      260 Long Ridge Road
                                      Stamford, CT  06927


CUSIP _______________



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        ----------------------------

Jeffrey S. Werner                     General Electric Capital Corporation            Senior Vice President, Corporate Treasury and
                                      201 High Ridge Road                             Global Funding Operation
                                      Stamford, CT  06927


Each person listed above is a citizen of the United States of America except Nigel D.T. Andrews, who is a citizen of the United Kingdom.

CUSIP _______________

                           SCHEDULE D TO SCHEDULE 13D

                Filed by General Electric Capital Services, Inc.

                     General Electric Capital Services, Inc.
                        Directors and Executive Officers



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

Directors

Kaj Ahlmann                           Employers Reinsurance Corp.                     Executive Vice President, General Electric
                                      5200 Metcalf                                    Capital Services, Inc., President and Chief
                                      Overland Park, KS  66201                        Operating Officer, Employers Reinsurance Corp.

Nigel D.T. Andrews                    General Electric Capital Corporation            Executive Vice President, General Electric
                                      260 Long Ridge Road                             Capital Corporation
                                      Stamford, CT  06927

Nancy E. Barton                       General Electric Capital Corporation            Senior Vice President, General Counsel and
                                      260 Long Ridge Road                             Secretary
                                      Stamford, CT  06927

James R. Bunt                         General Electric Company                        Vice President and Treasurer, General
                                      3135 Easton Turnpike                            Electric Company
                                      Fairfield, CT  06431

David M. Cote                         GE Appliances                                   President and Chief Executive Officer, GE
                                      Appliance Park                                  Appliances
                                      Louisville, KY  40225

Dennis D. Dammerman                   General Electric Company                        Vice Chairman and Executive Officer, General
                                      3135 Easton Turnpike                            Electric Company; Chairman and Chief
                                      Fairfield, CT  06431                            Executive Officer, General Electric Capital
                                                                                      Services, Inc.

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

Benjamin W. Heineman, Jr.             General Electric Company                        Senior Vice President, General Counsel and
                                      3135 Easton Turnpike                            Secretary, General Electric Company
                                      Fairfield, CT  06431

Jeffrey R. Immelt                     GE Medical Systems                              President and Chief Executive Officer, GE
                                      3000 N. Grandview Blvd.                         Medical Systems
                                      Waukesha, WI  53188

W. James McNerney, Jr.                GE Aircraft Engines                             President and Chief Executive Officer, GE
                                      One Neumann Way                                 Aircraft Engines
                                      Cincinnati, OH 45215-6301

John H. Myers                         GE Investment Corporation                       Chairman and President, GE Investment
                                      3003 Summer Street                              Corporation
                                      Stamford, CT 06904

Robert L. Nardelli                    General Electric Company                        President and Chief Executive Officer, GE
                                      One River Road                                  Power Systems
                                      Schenectady, NY  12345

Denis J. Nayden                       General Electric Capital Corporation            President and Chief Executive Officer,
                                      260 Long Ridge Road                             General Electric Capital Corporation
                                      Stamford, CT  06927

Michael A. Neal                       General Electric Capital Corporation            Executive Vice President, General Electric
                                      260 Long Ridge Road                             Capital Corporation
                                      Stamford, CT  06927

James A. Parke                        General Electric Capital Corporation            Executive Vice President and Chief Financial
                                      260 Long Ridge Road                             Officer
                                      Stamford, CT  06927

John M. Samuels                       General Electric Company                        Vice President and Senior Counsel, Corporate
                                      3135 Easton Turnpike                            Taxes, General Electric Company
                                      Fairfield, CT  06431

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

Keith S. Sherin                       General Electric Company                        Senior Vice President - Finance and Chief
                                      3135 Easton Turnpike                            Financial Officer, General Electric Company
                                      Fairfield, CT  06431

Edward D. Stewart                     General Electric Capital Corporation            Executive Vice President, General Electric
                                      1600 Summer Street                              Capital Corporation
                                      Stamford, CT  06905

John F. Welch, Jr.                    General Electric Company                        Chairman and Chief Executive Officer, General
                                      3135 Easton Turnpike                            Electric Company
                                      Fairfield, CT  06431

Executive Officers

Dennis D. Dammerman                   General Electric Capital Services, Inc.         Vice Chairman and Executive Officer, General
                                      3135 Easton Turnpike                            Electric Company; Chairman of the Board and
                                      Fairfield, CT  06431                            Chief Executive Officer, General Electric
                                                                                      Capital Services, Inc.

Denis J. Nayden                       General Electric Capital Corporation            President
                                      260 Long Ridge Road                             See Schedule B.
                                      Stamford, CT  06927

Kaj Ahlmann                           Employers Reinsurance Corp.                     Executive Vice President, General Electric
                                      5200 Metcalf                                    Capital Services, Inc., President and Chief
                                      Overland Park, KS  66201                        Operating Officer, Employers Reinsurance Corp.

Nigel D. T. Andrews                   General Electric Capital Corporation            Executive Vice President
                                      260 Long Ridge Road                             See Schedule B.
                                      Stamford, CT  06927

CUSIP _______________



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

Michael A. Neal                       General Electric Capital Corporation            Executive Vice President
                                      260 Long Ridge Road                             See Schedule B.
                                      Stamford, CT  06927

Edward D. Stewart                     General Electric Capital Corporation            Executive Vice President
                                      1600 Summer Street                              See Schedule B.
                                      Stamford, CT  06905

James A. Parke                        General Electric Capital Corporation            Executive Vice President and Chief Financial
                                      260 Long Ridge Road                             Officer
                                      Stamford, CT  06927                             See Schedule B.

Nancy E. Barton                       General Electric Capital Corporation            Senior Vice President, General Counsel and
                                      260 Long Ridge Road                             Secretary
                                      Stamford, CT  06927                             See Schedule B.

James A. Colica                       General Electric Capital Corporation            Senior Vice President, Global Risk Management
                                      260 Long Ridge Road                             See Schedule B.
                                      Stamford, CT  06927

Richard D'Avino                       General Electric Capital Corporation            Senior Vice President,
                                      777 Long Ridge Road                             Taxes
                                      Stamford, CT 06927                              See Schedule B.


Lawrence J. Toole                     General Electric Capital Corporation            Senior Vice President,
                                      260 Long Ridge Road                             Human Resources
                                      Stamford, CT 06927                              See Schedule B.


CUSIP _______________



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

Jeffrey S. Werner                     General Electric Capital Corporation            Senior Vice President, Corporate Treasury and
                                      201 High Ridge Road                             Global Funding Operation
                                      Stamford, CT  06927                             See Schedule B.

Each person listed above is a citizen of the United States of America except:
Kaj Ahlman, who is a citizen of Denmark; and Nigel D.T. Andrews, who is a citizen of the United Kingdom.

CUSIP _______________


                           SCHEDULE E TO SCHEDULE 13D

                        Filed by General Electric Company

                            General Electric Company
                        Directors and Executive Officers



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

Directors

J.I. Cash, Jr.                        Harvard Business School                         Professor of Business Administration-Graduate
                                      Baker Library 187                               School of Business Administration, Harvard
                                      Soldiers Field                                  University
                                      Boston, MA 02163

S.S. Cathcart                         222 Wisconsin Avenue                            Retired Chairman, Illinois Tool Works
                                      Suite 103
                                      Lake Forest, IL  60045

D.D. Dammerman                        General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company; Chairman
                                      Fairfield, CT  06431                            and Chief Executive Officer, General Electric
                                                                                      Capital Services, Inc.

P. Fresco                             Fiat SpA                                        Chairman of the Board, Fiat SpA
                                      via Nizza 250
                                      10126 Torino, Italy

C.X. Gonzalez                         Kimberly-Clark de Mexico,                       Chairman of the Board and Chief Executive
                                      S.A. de C.V.                                    Officer, Kimberly-Clark de Mexico, S.A. de
                                      Jose Luis Lagrange 103,                         C.V.
                                      Tercero Piso
                                      Colonia Los Morales
                                      Mexico, D.F. 11510, Mexico

Andrea Jung                           Avon Products, Inc.                             President and Chief Operating Officer, Avon
                                      1345 Avenue of the Americas                     Products, Inc.
                                      New York, NY  10105


CUSIP _______________



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

K.G. Langone                          Invemed Associates, Inc.                        Chairman, President and Chief Executive
                                      375 Park Avenue                                 Officer, Invemed Associates, Inc.
                                      new York, NY 10152

G.G. Michelson                        Federated Department Stores                     Former Member of the Board of Directors,
                                      151 West 34th Street                            Federated Department Stores
                                      New York, NY  10001

E.F. Murphy                           General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company
                                      Fairfield, CT  06431

S. Nunn                               King & Spalding                                 Partner, King & Spalding
                                      191 Peachtree Street, N.E.
                                      Atlanta, GA 30303

J.D. Opie                             General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company
                                      Fairfield, CT  06431

R.S. Penske                           Penske Corporation                              Chairman of the Board and President, Penske
                                      13400 Outer Drive, West                         Corporation
                                      Detroit, MI  48239-4001

F.H.T. Rhodes                         Cornell University                              President Emeritus, Cornell University
                                      3104 Snee Building
                                      Ithaca, NY  14853

A.C. Sigler                           Champion International Corporation              Retired Chairman of the Board and CEO and
                                      1 Champion Plaza                                former Director, Champion International
                                      Stamford, CT  06921                             Corporation

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------


D.A. Warner III                       J.P. Morgan & Co., Inc. and Morgan Guaranty     Chairman of the Board, President, and Chief
                                      Trust Co.                                       Executive Officer, J.P. Morgan & Co.
                                      60 Wall Street                                  Incorporated and Morgan Guaranty Trust Company
                                      New York, NY  10260

J.F. Welch, Jr.                       General Electric Company                        Chairman of the Board and Chief Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company
                                      Fairfield, CT  06431

Executive Officers

J.F. Welch, Jr.                       General Electric Company                        Chairman of the Board and Chief Executive
                                      3135 Easton Turnpike                            Officer
                                      Fairfield, CT  06431

P.D. Ameen                            General Electric Company                        Vice President and Comptroller
                                      3135 Easton Turnpike
                                      Fairfield, CT  06431

J.R. Bunt                             General Electric Company                        Vice President and Treasurer
                                      3135 Easton Turnpike
                                      Fairfield, CT  06431

D.L. Calhoun                          General Electric Company                        Senior Vice President - GE Lighting
                                      Nela Park
                                      Cleveland, OH 44122

W.J. Conaty                           General Electric Company                        Senior Vice President - Human Resources
                                      3135 Easton Turnpike
                                      Fairfield, CT  06431

D.M. Cote                             General Electric Company                        Senior Vice President - GE Appliances
                                      3135 Easton Turnpike
                                      Fairfield, CT  06431

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

D.D. Dammerman                        General Electric Company                        Vice Chairman of the Board and Executive
                                                                                      Officer, General Electric Company; Chairman
                                                                                      and Chief Executive Officer, General Electric
                                                                                      Capital Services, Inc.

L.S. Edelheit                         General Electric Company                        Senior Vice President - Corporate Research
                                      P.O. Box 8                                      and Development
                                      Schenectady, NY  12301

B.W. Heineman, Jr.                    General Electric Company                        Senior Vice President - General Counsel and
                                      3135 Easton Turnpike                            Secretary
                                      Fairfield, CT  06431

J.R. Immelt                           General Electric Company                        Senior Vice President - GE Medical Systems
                                      P.O. Box 414
                                      Milwaukee, WI 53201

G.S. Malm                             General Electric Company                        Senior Vice President - Asia
                                      3135 Easton Turnpike
                                      Fairfield, CT  06431

W.J. McNerney, Jr.                    General Electric Company                        Senior Vice President - GE Aircraft Engines
                                      1 Neumann Way
                                      Cincinnati, OH 05215

E.F. Murphy                           General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer
                                      Fairfield, CT 06431

R.L. Nardelli                         General Electric Company                        Senior Vice President - GE Power Systems
                                      1 River Road
                                      Schenectady, NY  12345

R.W. Nelson                           General Electric Company                        Vice President - Corporate Financial Planning
                                      3135 Easton Turnpike                            and Analysis
                                      Fairfield, CT  06431

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

J.D. Opie                             General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer
                                      Fairfield, CT  06431

G.M. Reiner                           General Electric Company                        Senior Vice President - Chief Information
                                      3135 Easton Turnpike                            Officer
                                      Fairfield, CT  06431

J.G. Rice                             General Electric Company                        Vice President - GE Transportation Systems
                                      2901 East Lake Road
                                      Erie, PA  16531

G.L. Rogers                           General Electric Company                        Senior Vice President - GE Plastics
                                      1 Plastics Avenue
                                      Pittsfield, MA  01201

K.S. Sherin                           General Electric Company                        Senior Vice President - Finance and Chief
                                      3135 Easton Turnpike                            Financial Officer
                                      Fairfield, CT  06431

L.G. Trotter                          General Electric Company                        Senior Vice President - GE Industrial Systems
                                      41 Woodward Avenue
                                      Plainville, CT  06062

Each person listed above is a citizen of the United States of America except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; Andrea Jung, who is a citizen of Canada; and G.S. Malm, who is a citizen of Sweden.

CUSIP _______________

                           SCHEDULE F TO SCHEDULE 13D

              Filed by National Broadcasting Company Holding, Inc.

                  National Broadcasting Company Holding, Inc.
                        Directors and Executive Officers



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

Directors

J.I. Cash, Jr.                        Harvard Business School                         Professor of Business Administration-Graduate
                                      Baker Library 187                               School of Business Administration, Harvard
                                      Soldiers Field                                  University
                                      Boston, MA 02163

S.S. Cathcart                         222 Wisconsin Avenue                            Retired Chairman, Illinois
                                      Suite 103                                       Tool Works
                                      Lake Forest, IL  60045

D.D. Dammerman                        General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company; Chairman
                                      Fairfield, CT  06431                            and Chief Executive Officer, General Electric
                                                                                      Capital Services, Inc.

P. Fresco                             Fiat SpA                                        Chairman of the Board, Fiat SpA
                                      via Nizza 250
                                      10126 Torino, Italy

C.X. Gonzalez                         Kimberly-Clark de Mexico,                       Chairman of the Board and Chief Executive
                                      S.A. de C.V.                                    Officer, Kimberly-Clark de Mexico, S.A. de
                                      Jose Luis Lagrange 103,                         C.V.
                                      Tercero Piso
                                      Colonia Los Morales
                                      Mexico, D.F. 11510, Mexico

Andrea Jung                           Avon Products, Inc.                             President and Chief Operating Officer, Avon
                                      1345 Avenue of the Americas                     Products, Inc.
                                      New York, NY  10105

CUSIP _______________



Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

G.G. Michelson                        Federated Department Stores                     Former Member of the Board of Directors,
                                      151 West 34th Street                            Federated Department Stores
                                      New York, NY  10001

E.F. Murphy                           General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company
                                      Fairfield, CT 06431

S. Nunn                               King & Spalding                                 Partner, King & Spalding
                                      191 Peachtree Street, N.E.
                                      Atlanta, GA 30303

J.D. Opie                             General Electric Company                        Vice Chairman of the Board and Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company
                                      Fairfield, CT  06431

R.S. Penske                           Penske Corporation                              Chairman of the Board and President, Penske
                                      13400 Outer Drive, West                         Corporation
                                      Detroit, MI  48239-4001

F.H.T. Rhodes                         Cornell University                              President Emeritus, Cornell University
                                      3104 Snee Building
                                      Ithaca, NY  14853

A.C. Sigler                           Champion International Corporation              Retired Chairman of the Board and CEO and
                                      1 Champion Plaza                                former Director, Champion International
                                      Stamford, CT  06921                             Corporation

D.A. Warner III                       J.P. Morgan & Co., Inc. and Morgan Guaranty     Chairman of the Board, President, and Chief
                                      Trust Co.                                       Executive Officer, J.P. Morgan & Co.
                                      60 Wall Street                                  Incorporated and Morgan Guaranty Trust Company
                                      New York, NY  10260

CUSIP _______________




Name                                  Present Business Address                        Present Principal Occupation
----                                  ------------------------                        -----------------------------

J.F. Welch, Jr.                       General Electric Company                        Chairman of the Board and Chief Executive
                                      3135 Easton Turnpike                            Officer, General Electric Company
                                      Fairfield, CT  06431

Executive Officers

Robert C. Wright                      National Broadcasting Company, Inc.             Chief Executive Officer and President
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Mark Begor                            National Broadcasting Company, Inc.             Treasurer
                                      30 Rockefeller Plaza
                                      New York, NY 10112

Each person listed above is a citizen of the United States of America except:
C.X. Gonzalez, who is a citizen of Mexico; P. Fresco, who is a citizen of Italy; and Andrea Jung, who is a citizen of Canada.

CUSIP _______________

                           SCHEDULE G TO SCHEDULE 13D


         1. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

         In April 1994, IGE Medical Systems Limited ("IGEMS"), a U.K. subsidiary of GE Medical Systems, discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution
(HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which
(it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of (pound)5,000 (pounds) and assessed costs of (pound)5,754 (pounds). The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

CUSIP 92047K107



                                  EXHIBIT INDEX

Exhibit No.


ITEM 8.  Material to Be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among GE Capital Equity Investments, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc., General Electric Company, National Broadcasting Company, Inc. and National Broadcasting Company Holding, Inc, dated April 26, 1999.

Exhibit 2 Investment Agreement, dated as of March 8, 1999, between GE Capital Equity Investments, Inc. and ValueVision International Inc. and First Amendment and Agreement, dated as of April 15, 1999, between GE Capital Equity Investments Inc. and ValueVision International, Inc.

Exhibit 3 Distribution and Marketing Agreement, dated as of March 8, 1999, between National Broadcasting Company, Inc. and ValueVision International, Inc.

Exhibit 4 Investment Warrant of ValueVision International, Inc., dated as of April 15, 1999, pursuant to the Investment Agreement,

Exhibit 5 Distributor Warrant of ValueVision International, Inc., dated as of April 15, 1999, pursuant to the Distribution and Marketing Agreement

Exhibit 6 Form of Performance Distributor Warrant of ValueVision International, Inc., pursuant to the Distribution and Marketing Agreement

Exhibit 7 Certificate of Designation for Series A Redeemable Convertible Preferred Stock of ValueVision International, Inc., filed and dated as of April 15, 1999

Exhibit 8 Shareholder Agreement, dated as of April 15, 1999, among GE Capital Equity Investments, Inc., National Broadcasting Company and ValueVision International, Inc.

Exhibit 9 Registration Rights Agreement, dated as of April 15, 1999, among GE Capital Equity Investments, Inc., National Broadcasting Company and ValueVision International, Inc.

Exhibit 10 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric Company.

Exhibit 11 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric Capital Services, Inc.